UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934**

Filed by the Registrant ⊠
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐   Definitive Proxy Statement

⊠   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

CENTILLIUM COMMUNICATIONS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

⊠   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1)   Title of each class of securities to which transaction applies:

      (2)   Aggregate number of securities to which transaction applies:

      (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      (4)   Proposed maximum aggregate value of transaction:

      (5)   Total fee paid:

☐   Fee paid previously by written preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:

      (2)   Form, Schedule or Registration Statement No.:

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      (4)   Date Filed:

Centillium Communications, Inc.
255 Fourier Avenue
Fremont, CA 94539-7828

IMPORTANT REMINDER TO VOTE YOUR PROXY

October 22, 2008

Dear Fellow Stockholder:

The Centillium Communications Special Meeting of Stockholders is rapidly approaching and we hope to get as many of our stockholders as possible to vote their shares in time to be counted at the meeting, scheduled for Friday, October 24th at 9:00 a.m. Pacific time. Over the past few weeks, you probably have received messages from MacKenzie Partners, our proxy solicitor. We have asked them to contact you since our records show that your account has not yet been voted.

MacKenzie Partners is set up to take your vote over the telephone.

Please call 1-800-322-2885 today (Wednesday) up to 10:00 p.m. EST.

Please call by 3:00 p.m. EST on Thursday to ensure that your vote is counted.

We also sent out a reminder mailing last week that contained your proxy card(s). If you still have that, you may vote on-line by following the instructions on your card and using the control number(s) printed on each card received.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY BY
CALLING MACKENZIE PARTNERS OR BY TELEPHONE OR INTERNET.

The materials describing the proposed merger were mailed out to you on September 26, 2008. If you have any questions, please call MacKenzie Partners toll-free at (800) 322-2885 or collect at (212) 929-5500.

We appreciate your support over the years, and would be happy to talk with you further about the transaction and why we are so excited about the future success of the combined companies.

Thank you in advance for voting promptly.

Sincerely,

/s/ Faraj Aalaei
Faraj Aalaei
Chief Executive Officer